# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rain Enhancement Technologies Holdco, Inc., CIK 0002028293
CUSIP: 75080J103
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4851 Tamiami Trail N, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001432602
Persons authorized to receive notices and communications: Harry L. You, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144, 702-781-4313

## Reporting persons
- Harry L. You (CIK 0001432602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 4,522,347; shared voting power 0; sole dispositive power 4,522,347; shared dispositive power 0; aggregate amount beneficially owned 4,522,347 (38.52% of the class)
  Comment: Note to Row 7, 9, and 11:
  Includes (i) 650,120 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Rain Enhancement Technologies Holdco, Inc. (the "Issuer") held directly by Mr. You, (ii) 237,956 shares of Class A Common Stock held by RHY Irrevocable Trust (the "Trust"), (iii) 564,375 shares of Class A Common Stock held by Berto LLC ("Berto"), a limited liability company of which Mr. You is the sole member, (iv) 1,612,903 shares of Class A Common Stock held by RHY Management, LLC ("RHY Management"), a limited liability company of which Mr. You is the sole member, (v) 23,101 shares of the Issuer's Class B common stock, par value $0.0001 per share ("Class B Common Stock") held by the Trust, and (v) 1,433,892 shares of Class A Common Stock issuable upon the cash exercise of vested options held by Mr. You. Mr. You is the settlor and investment officer of the Trust, and his son is the beneficiary of the Trust. Accordingly, Mr. You may be deemed to have a pecuniary interest in the securities held by the Trust. Mr. You disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The Class B Common Stock is convertible into shares of Class A Common Stock as described in Exhibit 4.5 "Description of Holdco's Securities" to the Issuer's Annual Report on Form 10-K filed with the SEC on April 15, 2026, and has no expiration date.
  
  Note to Row 13:
  Based on 10,283,984 shares of Class A Common Stock outstanding as of June 5, 2026 according to the Current Report on Form 8-K filed by the Issuer on June 9, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to options held by such person were deemed outstanding if such options are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value per share
Name of issuer: Rain Enhancement Technologies Holdco, Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail N, Suite 200, Naples, Florida (FL), 34103
Comment:
This Amendment No. 2 (the "Amendment") to the Schedule 13D (the "Schedule 13D") filed with the United States Securities and Exchange Commission (the "SEC") on January 1, 2025, as amended by Amendment No. 1 filed on January 31, 2025, by Harry L. You (the "Reporting Person") relating to the Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Rain Enhancement Technologies Holdco, Inc. (the "Issuer"), is being filed to report the exchange of $4,000,000 of indebtedness owed by the Issuer to RHY Management, LLC ("RHY Management"), a limited liability company of which Mr. You is the sole member, into 1,612,903 shares of Class A Common Stock. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Item 4 to the Schedule 13D is supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 5, 2026, the Issuer entered into an Agreement to Convert Debt to Equity (the "Conversion Agreement") with RHY Management, a lender to the Issuer and entity of which the Reporting Person is the sole member. Pursuant to the Conversion Agreement, on June 5, 2026, RHY Management exchanged an aggregate of $4,000,000 of indebtedness owed by the Issuer to RHY Management into shares of Class A Common Stock at a price per share equal to the volume-weighted average price of the Class A Common Stock for the ten trading days preceding the date of the Conversion Agreement, which was $2.48 per share, for an aggregate of 1,612,903 shares of Class A Common Stock.

In connection with the Conversion Agreement, on June 5, 2026, RHY Management entered into a joinder to the lock-up agreement dated December 31, 2024 (the "Lock-Up Joinder"), which provides that the shares of Class A Common Stock issued to RHY Management pursuant to the Conversion Agreement are subject to transfer restrictions until the earlier of (x) December 31, 2026 and (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's shareholders having the right to exchange their shares of common stock for cash, securities or other property.

The foregoing descriptions of the Conversion Agreement and the Lock-Up Joinder do not purport to be complete and are qualified in their entirety by the full text of the Conversion Agreement and Lock-Up Joinder, copies of which are filed as exhibits to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The aggregate number of shares of Class A Common Stock owned by the Reporting Person is 4,522,347 shares, which includes 23,101 shares of Class A Common Stock issuable upon the conversion of 23,101 shares of Class B Common Stock held by the Reporting Person which may be converted at any time and from time to time at the option of the Reporting Person and includes 1,433,892 shares of Class A Common Stock issuable upon the cash exercise of 1,433,892 Options which are fully vested. The Reporting Person's aggregate percentage of beneficial ownership is approximately 38.52%. References to percentage ownership of shares of Class A Common Stock in this Schedule 13D are based on 10,283,984 shares of Class A Common Stock outstanding as of June 5, 2026 according to the Current Report on Form 8-K filed by the Issuer on June 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the shares of Class A Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
11. Agreement to Convert Debt to Equity, dated June 5, 2026, between Rain Enhancement Technologies Holdco, Inc. and RHY Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 9, 2026).

12. Joinder to Lock-Up Agreement, dated June 5, 2026, between Rain Enhancement Technologies Holdco, Inc. and RHY Management LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on June 9, 2026).

## Signatures
- Harry L. You: /s/ Harry L. You, Harry L. You (06/09/2026)